THE HIGH YIELD PLUS FUND, INC.
For the fiscal period ended 3/31/01
File number 811-5468

Sub-Item 77-J


Reclassification of Capital Accounts: The Fund accounts and reports for distributions to shareholders in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gains, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease distributions in excess of net investment income and increase accumulated net realized losses on investments by $4,159. This was primarily the result of net foreign currency gains incurred during the year ended
March 31, 2001. Net investment income, net realized gains and net assets were not affected by this change.